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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (Amendment No. 1)*


                       ELECTRONIC DATA SYSTEMS CORPORATION
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                                (NAME OF ISSUER)


     COMMON STOCK, $0.01 PAR VALUE                          285661 10 4
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    (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required is the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                               (Page 1 of 8 Pages)

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NYFS05...:\40\72240\0217\114\13G2159R.39A
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
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CUSIP No.               285661 10 4                     13G                Page 2 of 8 pages
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
       1          NAMES OF REPORTING PERSONS:          INVESTMENT FUNDS COMMITTEE OF THE BOARD OF
                                                       DIRECTORS OF GENERAL
                                                       MOTORS CORPORATION, AS A
                                                       NAMED FIDUCIARY OF
                                                       CERTAIN PENSION FUNDS.
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY):                     NOT APPLICABLE
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [_]
                                                                                           (B) [_]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              NOT APPLICABLE
                  ORGANIZATION:

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      NUMBER OF          5    SOLE VOTING POWER:               -- (SEE ITEM 4)
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6    SHARED VOTING POWER:             116,110,419 (SEE ITEM 4)
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7    SOLE DISPOSITIVE POWER:          -- (SEE ITEM 4)
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8    SHARED DISPOSITIVE POWER:        116,110,419 (SEE ITEM 4)

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       9          AGGREGATE AMOUNT BENEFICIALLY                116,110,412 (SEE ITEM 4)
                  OWNED BY EACH REPORTING PERSON:

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                         23.6% (SEE
                  (9)                                                                   ITEM 4)
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       12         TYPE OF REPORTING PERSON:            OO

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

ITEM 1

      (a)   NAME OF ISSUER:

            Electronic Data Systems Corporation

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            5400 Legacy Drive
            Plano, Texas  75024

ITEM 2

      (a)   NAME OF PERSON FILING:

            Investment Funds Committee (the "Committee") of the Board of Directors of General Motors Corporation ("GM"), as a named fiduciary under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for the General Motors Retirement Program for Salaried Employees (the "Salaried Employees Plan") and for the General Motors Hourly-Rate Employees Pension Plan (the "Hourly Employees Plan" and, together with the Salaried Employees Plan, the "Plans"). As of December 31, 1998, the members of the Committee were Messrs. C.T. Fisher III (Chairman), G.D.C. Fisher, J.W. Marriott, Jr., J.G. Smale and J.F. Smith, Jr.

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Principal Business Office:

            c/o General Motors Corporation
            767 Fifth Avenue
            New York, New York  10153
            Attention:  Chief Investment Funds Officer

      (c)   CITIZENSHIP:

            Not applicable

      (d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.01 par value (the "Common Stock")

      (e)   CUSIP NUMBER:   285661-10-4

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (f)  [x]    An employee benefit plan or endowment fund in accordance
                  with Rule 13d-1(b)(1)(ii)(F).

ITEM 4 OWNERSHIP.

      (a)-(c)

                  Subject to the discussion below, as of December 31, 1998, the
            Committee (as defined in Item 2(a) of this statement) may be deemed the beneficial owner, on behalf of the Plans (as defined in Item 2(a) of this statement), for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), of a total of 116,110,419 shares of Common Stock (as defined in Item 2(d) of this statement), representing approximately 23.6% of the shares of Common Stock outstanding (based on the 492,755,842 shares outstanding as of October 30, 1998 as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 1998), as to all of which shares the Committee may be deemed to share the power to direct the voting or disposition thereof.

                  The Committee is a named fiduciary (in accordance with ERISA, as defined in Item 2(a) of this statement) of the Plans and in such capacity has and exercises the power to appoint, and terminate the appointment of, investment managers for holdings of securities or other property contributed to the Plans by General Motors Corporation ("GM"). The Committee, as a named fiduciary for the Plans, has also retained General Motors Investment Management Corporation ("GMIMCo"), a wholly-owned subsidiary of GM that is registered with the U.S. Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, to perform certain investment management and administrative functions for the Plans, including to appoint independent investment managers for all other holdings of the Plans. GMIMCo has appointed various independent investment managers for the Plans, some of whom have authority to cause the Plans to acquire publicly traded equity securities, including shares of Common Stock.

                  As a result of a series of transactions that occurred from
            1992 through 1996 which were most recently reported in the statement on Schedule 13G filed on behalf of the Committee on February 14, 1997, pursuant to appointment by the Committee, on December 31, 1996 United States Trust Company of New York ("U.S. Trust"), as trustee and investment manager, held on behalf of the Hourly Employees Plan (as defined in Item 2(a) of this statement) and had the power to vote and dispose of 126,537,219 shares of Common Stock, and Bankers Trust Company ("Bankers Trust"), as trustee and investment manager, held on behalf of the Salaried Employees Plan (as defined in Item 2(a) of the statement) and had the power to vote and dispose of 7,068,416 shares of Common Stock. Pursuant to the terms of such appointments by the Committee, U.S. Trust or Bankers Trust, as the case may be, is granted full authority over and has the power to vote and dispose of such shares of Common Stock. In addition, as also reported in the statement on Schedule 13G filed on behalf of the Committee on February 14, 1997, pursuant to appointment by GMIMCo, on December 31, 1996 various other independent investment managers for the Plans had the power to vote and dispose of a total of 201,500 shares of Common Stock. Pursuant to the terms of such appointments by GMIMCo, such investment managers are granted full authority over and have the power to vote and dispose of any such securities for the Plans (subject to any restrictions with respect thereto as to which GMIMCo has advised such investment managers). Because of the Committee's power, as a named fiduciary of the Plans, to appoint, and terminate the appointment of, U.S. Trust, Bankers Trust and GMIMCo to act for the Plans, the Committee on December 31, 1996 may have been deemed the beneficial owner, for purposes of Sections 13(d) and 13(g) of the Act, of such shares of Common Stock owned by the Plans.

                  In August, 1998, a trust under the Hourly Employees Plan, as directed by U.S. Trust, sold a total of 11,500,000 shares of Common Stock, pursuant to an underwritten, registered public offering. The Committee did not direct U.S. Trust with respect to such sales of shares of Common Stock.

                  During 1997 and 1998, a trust under the Salaried Employees
            Plan, as directed by Bankers Trust, sold a total of 6,968,416 shares of Common Stock in open market transactions. The Committee did not direct Bankers Trust with respect to such sales of shares of Common Stock.

                  During 1997 and 1998, various independent investment managers for the Plans directed the Plans to purchase an aggregate of 1,524,500 shares of Common Stock and also to sell an aggregate of 752,800 shares of Common Stock, all in open market transactions. Neither the Committee nor GMIMCo directed such investment managers with respect to such purchases or sales of shares of Common Stock.

                  At December 31, 1998, U.S. Trust, as trustee and investment manager, held and had the power to vote and dispose of 115,037,219 shares of Common

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            Stock owned by the Hourly Employees Plan, representing approximately
            23.3% of the outstanding shares of Common Stock, and Bankers Trust, as trustee and investment manager, held and had the power to vote and dispose of 100,000 shares of Common Stock owned by the Salaried Employees Plan, representing less than 0.1% of the outstanding shares of Common Stock. In addition, at December 31, 1998, various other independent investment managers for the Plans had the power to vote and dispose of a total of 973,200 shares of Common Stock owned by the Plans, representing approximately 0.2% of the outstanding shares of Common Stock.

                  Neither the Committee nor GMIMCo has directed U.S. Trust or
            Bankers Trust or the other independent investment managers for the Plans referred to above with respect to the voting or the disposition or continued ownership by the Plans of any shares of Common Stock over which they had management during the periods discussed above. Although the Committee does not exercise voting or dispositive powers with respect to any shares of Common Stock owned by the Plans, it may be deemed to be a beneficial owner, on behalf of the Plans, for purposes of Sections 13(d) and 13(g) of the Act of the shares of Common Stock held in trust and managed for the Plans by U.S. Trust and Bankers Trust because it has the power under certain circumstances to terminate within 60 days the appointment of U.S. Trust and/or Bankers Trust as trustees and investment managers for the Hourly Employees Plan and Salaried Employees Plan, respectively, with respect to such shares. In addition, although the Committee also does not exercise voting or dispositive powers with respect to any other shares of Common Stock owned by the Plans and managed by other independent investment managers appointed by GMIMCo, it may be deemed to be a beneficial owner, on behalf of the Plans, for purposes of Sections 13(d) and 13(g) of the Act of such shares of Common Stock because it has the power under certain circumstances to cause GMIMCo to terminate such appointments, or to terminate GMIMCo's appointment, within 60 days. Notwithstanding the foregoing, the filing of this statement is not an admission that the Committee is, for the purposes of Section 13(d) or 13(g) of the Act, a beneficial owner of any of the securities covered by this statement and such beneficial ownership is disclaimed.


ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.


ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.



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ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.


ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.


ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.


ITEM 10   CERTIFICATIONS.


      (a)
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 16, 1999


                 By: /s/ R. CHARLES TSCHAMPION
                     -----------------------------------------------------
                     Name: R. Charles Tschampion
                     Title: Managing Director, Investment Strategy &
                            Asset Allocation and Representative of the
                            Investment Funds Committee of the Board
                            of Directors of General Motors Corporation (*)


(*) Certification of authorization to sign this statement has been filed with the Commission as Exhibit 1 to the reporting person's Amendment No. 1 dated April 10, 1995 to its Schedule 13G respecting Class E Common Stock of General Motors Corporation, and is hereby incorporated by reference.




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